Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
Note: Unless otherwise noted, the Registrant owns 100% of the equity interest in each of the subsidiaries.
INCORPORATED OR ORGANIZED IN MINNESOTA
RCC Atlantic, Inc.
RCC Atlantic Licenses, LLC
RCC Minnesota, Inc.
RCC Transport, Inc.
Wireless Alliance, LLC (Registrant has a 70% interest in this entity) TLA Spectrum, LLC
INCORPORATED IN VERMONT
Alexandria Indemnity, Inc.